

July 6, 2015

Via E-mail
Mr. David M. Garfinkle
Chief Financial Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

> **Re: Corrections Corporation of America**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-16109**
>
> **Form 8-K**
> **Filed May 7, 2015**
> **File No. 1-16109**

Dear Mr. Garfinkle:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1. In future Exchange Act reports, please include a schedule of facility contract expirations for each of the next ten years, stating the number of facility contracts expiring, the total number of beds covered by such contracts, the annual revenue represented by such contracts, and the percentage of total annual revenue represented by such contracts. Refer to Item 15(f) of Form S-11 as a guide.

Item 1A. Risk Factors

We are subject to terminations, non-renewals, or competitive re-bids of our government contracts, page 27

2.   We note your disclosure on page 27 that twenty-three of your facility contracts are scheduled to expire by December 31, 2015. In future Exchange Act reports please revise your risk factor disclosure regarding such expiring contracts to quantify the revenue and the percentage of total revenues represented by the facility contracts as of the most recent fiscal year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Funded Insurance Reserves, page 53

3.   Please provide to us a roll forward of your insurance reserves. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

Investing activities, page 76

4.   We note from your disclosure on page F-10 that you capitalize construction costs directly associated with the development of a correctional facility. In future filings please disclose the total amount of soft costs capitalized, such as payroll and other G&A costs, for the respective years. Also provide a narrative discussion for fluctuations from year to year, if material.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Condensed Consolidating Financial Statements of CCA and Subsidiaries, page F-40

5.   Please tell us the consideration you gave to presenting the material components of investing and financing activities in your condensed consolidating statements of cash flows. Refer to Rule 3-10(i)(1) and Rule 10-01(a)(4) of Regulation S-X.

Schedule III – Real Estate Assets and Accumulated Depreciation, page F-48

6.   Please tell us the consideration you gave to instruction 6 to Rule 12-28 of Regulation S-X which requires disclosure of the aggregate cost for Federal income tax purposes of your real estate assets.

Form 8-K filed on May 7, 2015

Exhibit 99.1 Press Release dated May 6, 2015

7.   We note that you present net operating income in your earnings releases as a non-GAAP measure. Please revise future earnings releases to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief